UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2023

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Ferroglobe Announces Appointment of KPMG Auditores S.L. as Independent Registered Accounting Firm for the 2023 Financial Year

LONDON, June 1, 2023– Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), announces that the Board of Directors of Ferroglobe PLC, at its meeting held on May 30, 2023, resolved to submit to the next annual general meeting of the shareholders the appointment of KPMG Auditores, S.L. (“KPMG”) as independent registered accounting firm of the Company and its subsidiaries for the financial year ended December 31, 2023. The Audit Committee selected KPMG to be the independent registered accounting firm of Ferroglobe PLC and its subsidiaries, at its meeting held the same day, pursuant to its authority in the Committee’s Terms of Reference and following a tender process.

The report of Deloitte, S.L. on our financial statements for the years ended December 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. The reports of Deloitte, S.L. on the effectiveness of internal control over financial reporting as of December 31, 2022 and December 31, 2021 contained an adverse opinion on internal control over financial reporting as of those dates because of the effect of material weaknesses. There was no disagreement whatsoever relating to the years ended December 31, 2022 and 2021 and any subsequent interim period preceding such dismissal with Deloitte, S.L. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former auditor, would have caused them to make reference to the subject matter of the disagreement in connection with their report, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F other than the material weaknesses identified above.

Further, in the two years prior to December 31, 2022 or any subsequent interim period preceding such dismissal of Deloitte, S.L, we have not consulted with KPMG Auditores, S.L. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered with respect to the financial statements of the Ferroglobe Group; or (ii) any matter that was either the subject of a disagreement as that term is defined in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

About Ferroglobe

Ferroglobe is a leading global producer of silicon metal, silicon and manganese-based ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit Ferroglobe website.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2023
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)